UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contact:

Alon Blue Square Israel Ltd.

Zehavit Shahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@bsi.co.il

ALON BLUE SQUARE ANNOUNCES CONTEMPLATED TIMELINE FOR CLOSING OF PROPOSED DEBT ARRANGEMENT

YAKUM, Israel, August 23, 2016, Alon Blue Square Israel Ltd. (OTC:BSIRY) (the “Company”) announced today that further to its announcement dated August 16, 2016, the Company's controlling shareholder, Alon Israel Oil Company Ltd., or Alon Oil, has notified the Court that despite the rejection by the holders of Alon Oil's Series A Debentures of the amendments to the proposed debt reorganization and arrangement between the Company and its financial creditors under Section 350 of the Israeli Companies Law, 5759-1999, Alon Oil has approved the proposed amendments to the debt arrangement.

In light of the above, the approval of the holders of Alon Oil's Series A Debentures to the proposed debt arrangement is not required, and the Company is currently waiting for final approval of the proposed debt arrangement by the District Court in Lod, Israel.

If approved by the court by Wednesday, August 24, 2016 at 10:00 a.m. Israel time, closing of the proposed debt arrangement is scheduled for August 31, 2016.

Below is the contemplated timeline for closing of the proposed debt arrangement, subject to receipt of final District Court approval by August 24, 2016 at 10:00 a.m. Israel time. Insomuch as final District Court approval is not received until the above time, the record date and closing date will be postponed and the Company will provide an updated timeline:

Day:	Date:	Item:
T-4	August 22, 2016 (in Israel)	Announcement regarding closing and timeline for closing.
T	August 25, 2016	Record date for holders of Company's Series C Debentures for entitlement to receive consideration at closing.
T+3	August 30, 2016

Record date for holders of outstanding shares for entitlement to receive consideration at closing.

Purchaser will transfer to registration company (i) consideration amount for minority shareholders) and (ii) initial payment amount to holders of Series C Debentures.

T+4	August 31, 2016 (Closing is scheduled to occur over a two-day period ending August 31, 2016)

The following actions to closing will occur in parallel: (i) purchaser will transfer consideration amount to controlling shareholders, (ii) subject to transfer of consideration amount, all outstanding shares will be transferred to the purchaser, (iii) amended Series C Debenture Trust Agreement will become effective, and (iv) deregistration of Company shares from trading and the TASE.

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Upon closing, the purchaser, a private company controlled by Mr. Moti Ben-Moshe, will pay the Company's minority shareholders at the time of closing (representing 17,997,160 outstanding ordinary shares) a sum of NIS 6.875 million (approximately $1.823 million) minus any reward and/or legal fees for representatives of the minority shareholders in court who submitted the class action on behalf of the shareholders. By August 29, 2016, the Company intends to announce the final amount payable on account of each outstanding share held by minority shareholders.

Within a few days following the scheduled closing date, BNY Mellon, the Depositary for the American Depositary Shares, each representing ten ordinary shares, is expected to announce the anticipated distribution date for holders of American Depositary Shares as well as the amount payable to such holders in U.S. dollars.

In parallel, upon closing, the outstanding shares held by the Company's controlling shareholders (representing 47,957,267 outstanding ordinary shares) will be transferred to the purchaser along with the acquired assets in consideration of NIS 113.375 million (approximately $30.064 million).

Following closing, the purchaser will be the sole holder of all the Company's outstanding shares, and the Company will become a privately held company.

* * * *

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Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates through subsidiaries. Continued operations - its Tel Aviv Stock Exchange ("TASE") listed 53.92% subsidiary, Blue Square Real Estate Ltd., which owns, leases and develops income producing commercial properties and projects. Companies designated for sale –the 63.13% held subsidiary, Dor Alon Energy in Israel (1988) Ltd, listed on the TASE, is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 218 convenience stores in different formats in Israel, and Na'aman Group (NV) Ltd., a 77.51% subsidiary listed on the TASE, operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" in the houseware and textile segment.

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Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: ; economic conditions in Israel which may affect our financial performance;  dependence of BSRE on Mega Retail as a lessee of its properties; our ability to compete effectively with large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; the effect of increases in oil, raw material and product prices in recent years; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

August 23, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary

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